Exhibit 99.85

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of our report dated January 28, 2025, relating to the consolidated financial statements of Highlander Silver Corp. for the years ended September 30, 2024 and 2023 which are part of this Registration Statement.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ Davidson & Company LLP

Chartered Professional Accountants

Dated: February 27, 2026
Vancouver, Canada